UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                               I-Link Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock Par Value $.007 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                Niklaus F. Zenger
                             Chief Executive Officer
                           Red Cube International AG
                          Bahnhofstrasse 10 CH-6300 Zug
                                   Switzerland
                                +33 411 500 5000

                                    Copy to:
                                 George H. White
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England
                                +44 207 710 6570
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 16, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE                                      PAGE 2 OF 7 PAGES
------------------------                                     -------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RED CUBE INTERNATIONAL AG
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS                                                   OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                                                             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER                         51,834,103
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                                                               0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                    51,834,103

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                                   51,834,103
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       64.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                                       HC;CO
--------------------------------------------------------------------------------

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE                                      PAGE 3 OF 7 PAGES
------------------------                                     -------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KPR FINANZ-UND VERWALTUNGS AG
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS                                                   OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                                                             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER                         51,834,103
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                                                               0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                    51,834,103

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                                   51,834,103
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       64.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                                       HC;CO
--------------------------------------------------------------------------------

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE                                      PAGE 4 OF 7 PAGES
------------------------                                     -------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NIKLAUS F. ZENGER
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS                                                   OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                                                             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER                         51,834,103
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                                                               0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                    51,834,103

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                                   51,834,103
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       64.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                                       HC;IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D/A-3 relates to the Common Stock par value $.007 per share (the "I-Link Common Stock") of I-Link Incorporated, a Florida corporation ("I-Link"), and amends and supplements the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on November 7, 2000, as amended by Schedule 13D/A-2, filed on December 29, 2000 (the "Schedule 13D/A"). All capitalized terms used in this Schedule 13D/A-3 and not otherwise defined herein have the meanings ascribed to such terms in Schedule 13D/A. Except as amended and supplemented herein, that statement remains in full force and effect.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

         Item 4 as amended by this Schedule 13D/A-3 is incorporated by reference herein.


Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         On January 16, 2000, Red Cube received from Winter Harbor a notice of termination of the Securities Purchase Agreement (the "Notice of Termination"). In the Notice of Termination Winter Harbor claims that an alleged breach of the Securities Purchase Agreement by Red Cube entitles Winter Harbor to terminate the contract.

         Red Cube believes that no such breach of the Securities Purchase Agreement by Red Cube has taken place and believes that, as a result, Winter Harbor is not entitled to terminate the Securities Purchase Agreement and that the Notice of Termination does not have any effect. Red Cube maintains that the Securities Purchase Agreement is still a binding contract in all respects, subject to the resolution of the dispute now before a mediation panel of the American Arbitration Association.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is hereby amended and supplemented by adding the following at the end thereof:

         Red Cube, for the reasons described above under Item 4, believes that the Notice of Termination has not terminated the Securities Purchase Agreement and that Red Cube is still the beneficial owner of all of the I-Link securities to be acquired pursuant to the Securities Purchase Agreement and subject to the outcome of the current mediation proceedings.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2001                      Red Cube International AG
                                                  a Swiss corporation


                                             By:  /s/ Niklaus F. Zenger
                                                --------------------------------
                                                Name:  Niklaus F. Zenger
                                                Title: Chief Executive
                                                       Officer


                                             KPR Finanz-Und Verwaltungs AG
                                                  a Swiss corporation


                                             By:  /s/ Niklaus F. Zenger
                                                --------------------------------
                                                Name:  Niklaus F. Zenger



                                             By:  /s/ Niklaus F. Zenger
                                                --------------------------------
                                                Name: Niklaus F. Zenger